[LETTERHEAD OF PERKINS SMITH & COHEN LLP]

April 28, 2005

VIA EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0405

Re: Virginia Gold Mines Inc.
Annual Report on Form 20-F for the fiscal year ended May 31, 2004, filed December 2, 2004
File No.: 0-29880

Ladies and Gentlemen:

This letter is submitted on behalf of Virginia Gold Mines Inc. (the “Company”) in response to the comments of the Staff of the Division of Corporate Finance of the Securities and Exchange Commission, as set forth in Roger Schwall’s letter of April 4, 2005. As Susan Shapiro discussed with Ken Schuler and Roger Baer, Staff mining engineers, in telephone conversations on April 5, 2005, the Company understands that it is not required to amend the above-referenced Annual Report on Form 20-F but in the Company’s future filings with the Commission, it will take into consideration the matters identified in Mr. Schwall’s letter. Also as Ms. Shapiro discussed with Mr. Schuler and Mr. Baer, the Company’s next annual report filing with the Commission will be on Form 40-F and therefore will incorporate annual disclosure documents prepared in compliance with Canadian requirements. As noted below, the Company has already incorporated the requested changes in its website and is incorporating such changes in its press releases.

We hereby submit the following responses to the numbered comments:

Engineering Comments

General

Comment (1):
It is very important to clearly distinguish between “Reserves,” which have a clearly defined technical, legal, and economic meaning and “Non-reserve” mineralization that may or may never be mined at a profit for various reasons. In future filings, within a “Non-Reserve” section, disclose the “measured” and “indicated” resources separately from “inferred” resources, using separate tables and narratives. Resources should only be reported as “in place” tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper. The relative quality, reliability, and risk associated with each group of estimates must be clearly distinguished and conveyed to the average non-technical reader.

Before the “Measured and Indicated” Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.
This section uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Before the “Inferred” Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.
This section uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Response (1):
The Company had included substantially the same text of the above cautionary notes with its quantitative disclosure concerning mineral resources in the above Annual Report on Form 20-F and has added the text to appropriate pages on its website. The Company will include the cautionary notes with future press releases that contain quantitative disclosure concerning mineral resources.

Comment (2):
Mineral resources must have “reasonable prospects for economic extraction.” This means that any reportable “resource” estimates must have been delimited using an economically based “cutoff grade” to segregate “resources” from just “mineralization.” In future filings, provide the unit cutoff grade used to delimit the tonnage estimates. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices. In the future provide an analysis that substantiates that the cutoffs used were based on reasonable economic assumptions. Or if the resource estimates are not based on economic cutoffs, remove the estimates.

Response (2):
The Company will take into consideration the above comment in its future filings with the Commission.

Comment (3):
We note that your website and some press releases refer to or use the terms “measured,” “indicated or weighted,” “inferred or presumed”, and “resources.” If you continue to make references on your website or press releases to reserve measures other than those recognized by the SEC and National Instrument 43-101, accompany such disclosure with the following cautionary language, including the bolding and indenting:

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured”, “indicated,” and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form ____, File No. ______ , which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Response (3):
The Company has added the above cautionary language to the applicable pages on its website and will include the language in press releases that make references to reserve measures other than those recognized by the Commission and National Instrument 43-101.

Comment (4):
To the extent that your website contains disclosure about adjacent or other properties on which you have no right to explore or mine, include the following language along with the following cautionary note, including the bolding and indenting;

“This website also contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.”

Response (4):
The Company has added the above cautionary language to the applicable pages on its website.

Lac Gayot Property, Page 29

Comment (5):
Table 1 illustrates the results of the 1998 program. In the future, as a general checklist, when reporting the results of sampling and chemical analyses:
· Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.
· Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.
· Eliminate all disclosure of the highest values or grades of sample sets.
· Eliminate grades disclosed as “up to” or “as high as.”
· Eliminate statements containing grade and/or sample-width ranges.
· Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
· Generally, use tables to improve readability of sample and drilling data.
· Soil samples may be disclosed as a weighted average value over some area.
· Refrain from reporting single soil sample values.
· Convert all ppb quantities to ppm quantities for disclosure.
Revise your text accordingly.

Response (5):
The Company will take into consideration the above comment in its future filings with the Commission.

Directors and Senior Management, Page 62

Comment (6):
If one or more of your directors serves as a director of other similar companies involved in mineral exploration, and properties may be offered to both you and these other companies, or if these other companies may participate in the same properties as those in which you have an interest, one or more of your directors may have a conflict of interests. In future filings, disclose how you propose to resolve these potential conflicts of interest, and provide a risk factor that outlines possible conflicts of interests, and possible adverse consequences of these conflicts of interest.

Response (6):
The Company will take into consideration the above comment in its future filings with the Commission.

In connection with the above responses, please be advised that the Company acknowledges that:

· The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
· Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter responds to all comments contained in Mr. Schwall’s letter of April 4, 2005. If you have any questions, please do not hesitate to call me at 617-854-4000.

Very truly yours,
/s/ Susan K. Shapiro
Susan K. Shapiro

cc: Mr. George (Ken) Schuler
Mr. Roger Baer